SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER: 0-29113

TBC GLOBAL NEWS NETWORK, INC.
(Exact name of registrant as Specified in Its Charter)

2351 N.E. 48th Court, Lighthouse Point, Florida	33064
(Address of Principal Executive Offices)	(Zip Code)

Issuer’s telephone number:  (800) 605-6980

Common Stock, Par Value $ 0.001
(Title of Each Class of Securities Covered by this Form)

None
(Titles of All Other Classes of Securities for Which a Duty to File Reports
under Section 13(a) or 15(d) Remains)

Place an X in the box(es) to designate the appropriate rule
provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ ]
Rule 12g-4(a)(2)	[X]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of
the certification or notice date: 402

        Pursuant to the requirements of the Securities Exchange Act of 1934, TBC Global News Network, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TBC Global News Network, Inc.

Dated: November 9, 2011	By:	/s/ Glenn W. McMachen, Sr.,
Glenn W. McMachen, Sr., Chief Executive Officer

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